FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 1, 2006
2.	Press release dated March 6, 2006
3.	Press release dated March 6, 2006
4.	Press release dated March 22, 2006
5.	Press release dated March 27, 2006
6.	Press release dated March 27, 2006
7.	Press release dated March 27, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 31, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

01 March 2006

ARM Showcases Advanced Solutions At DATE 2006

What: ARM will demonstrate several technology solutions on its booth (Stand #F20), at the DATE (Design Automation and Test Europe) Conference, in Munich, Germany, including:

RealView® SoC Designer, which enables developers to quickly create and explore processor models and system prototypes.

RealView Core Generator, which provides a comprehensive environment for modeling and analysis of processors and processor subsystems.

AMBA® Designer, which enables simultaneous parallel simulations of cycle accurate and generated RTL components.

Artisan® family of physical IP, including memories, standard cells, I/Os and high-speed PHYs, which achieves the best combination of performance, density, power and yield for a given manufacturing process.

ARM will also participate in several panels, presentations and special events:

Tuesday, 7 March

11.00am – “Accent Proves Multiple Supply Multiple Voltage Low-Power Physical Design Using Cadence Encounter Suite and ARM® Physical IP.”

11.30am – “Using SystemVerilog Assertions for AXI™ bus verification.”

1.00pm – “In Search of the Holy Grail: High Performance, Cost-effective Design at sub-90-nm.”

1.00pm – “A Virtual System Prototyping Methodology for ARM Processor-based SoCs.”

Wednesday, 8 March

1.00pm – “Using the Verification Methodology Manual (VMM) for SystemVerilog.”

5.00pm – Synopsys Stand #5A – ARM-Synopsys Cocktail Party and book signing: Verification Methodology Manual for SystemVerilog

Thursday, 9 March

8.30am – “Industrially Proving SPIRIT Consortium Standards for Design Chain Integration.” 2.00pm – “Piracy: A Global Threat to EDA and IP.”

3.30pm – “Global IC Development Design: Overcoming the Trials and Tribulations of Geographically Distributed Design.”

4.00pm – “Low-Power Design Tools: Are EDA vendors taking this matter seriously?”

In addition, ARM will be showcased at several Partner booths and demo suites:

Carbon Design Systems – Stand #A18

      “SOC-VSP and ARM RealView SoC Designer.”

Synopsys – Stand #5A

      ARM IEM and Synopsys Galaxy demo + booth drawing for iPod nanos and VMM books.

Synopsys – Demo Suite

11.30am – “Design for LP with Galaxy and ARM1176™ IEM-Enabled Cores.”

3.00pm – “AMBA 3 AXI Design Verification with XVC-Enabled DesignWare VIP and the VMM for SystemVerilog.”

Tenison Design Automation – Stand #F23

“Bridging the Model Gap: ARM RealView SoC Designer and Tenison VTOC Provide a Complete Flow for ESL Design Reusing Legacy VHDL and Verilog IP.”

When: 6 -10 March 2006

Where: DATE 2006
MESSE Munich, Germany
Stand #F20

Who: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, RealView and AMBA are registered trademarks of ARM Limited. ARM1176 and AXI are trademarks of ARM Limited. Artisan is a registered trademark of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE:

Christine Brown	Michelle Spencer
Text 100	ARM
+44 208 846 0788	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Item 2

06 March 2006

ARM Releases AMBA 3 AXI Assertions

SystemVerilog and Open Verification Library (OVL) assertions provide “Golden” reference to accelerate broad industry adoption

CAMBRIDGE, UK – Mar. 6th, 2006 - ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced the production release of AMBA® 3 AXI™ assertions to enable accelerated design and verification of AMBA 3 AXI fabric-based SoCs. Any company can obtain the assertions from ARM in source format, without paying royalties or license fees.

The assertions provide a definitive description of the AMBA 3 AXI protocol thus accelerating AXI adoption and expediting the validation of AXI fabric IP-based designs. By helping ensure protocol compliance they increase confidence in plug-and-play integration of AMBA 3 AXI IP. They also help to build a strong ecosystem of both third-party and internal AMBA 3 AXI verification solutions. Both SystemVerilog Assertions (SVA) and Open Verification Library (OVL) versions are now available.

“After discussion and feedback from key Partners, ARM decided the best way to aid companies developing/transitioning to AMBA 3 AXI from previous-generation, on-chip bus (OCB)/on-chip network (OCN) protocols would be to provide a non-proprietary, formal definition of the protocol using accepted industry standards,” said Ben Cade, Fabric IP marketing manager, ARM. “These new assertions offer the benefit of reducing misinterpretation risks from both a design implementation and verification perspective.”

“We have had many successful years designing SoC solutions relying on AMBA, the industry’s de-facto standard for on-chip communication,” said Masakazu Yamashina, general manager of the Mobile Systems Division at NEC Electronics. “AMBA continues to evolve to meet the needs of the most demanding SoCs, and releasing the assertions is a great way to ensure consistency and correct interpretation of the AMBA specifications.”

The industry-leading position of the AMBA protocols ensures that AMBA technology adopters benefit from a powerful ecosystem of tool and IP support. The adoption of the specification has been driven by a clear dissociation from reliance on proprietary solutions for implementation and by an open partnership model for creating the technical specifications. The supply of assertion support for AMBA 3 AXI technology will further improve ease-of-use for adopters of the specification.

“Our mutual customers are increasingly adopting assertion-based technology to increase verification effectiveness and productivity, and we believe they will benefit from free access to the assertions which define the AMBA 3 AXI protocol,” said Steve Smith, senior director of Marketing in the Verification Group at Synopsys, Inc. “ARM and Synopsys have built on more than 10 years of collaboration to validate and optimize the AMBA 3 AXI assertions. The assertions combined with the Synopsys DesignWare® Verification IP for AMBA 3 AXI provide complete protocol verification. In addition, they support Synopsys’ VCS® verification solution, Pioneer-NTB SystemVerilog testbench and Magellan™ hybrid formal analysis tools, and the Verification Methodology Manual for SystemVerilog.”

“With AMBA 3 AXI technology taking over from AMBA 2 AHB as a leading on-chip communication fabric, ARM’s move to make the AXI assertions publicly available is very welcome,” said Dave Tokic, director of marketing for the Verification Division at Cadence Design Systems, Inc. “AXI assertions together with our mixed language Plan-to-Closure Methodology will reduce the verification risk for mutual customers and further accelerate AXI technology adoption. Cadence has a long history of collaboration with ARM on both fabric IP and verification which is further strengthened by this announcement.”

“We support ARM’s release of the AMBA 3 AXI protocol rules as publicly available OVL and SVA assertions,” added Ramin Hojati, president of Averant Inc., ARM’s development Partner for the AXI assertion specification and capture process. “We have worked with ARM to ensure the AMBA 3 AXI protocol is well suited to formal methods of verification and as a result our SolidPC for AMBA 3 AXI tool provides a push button, exhaustive environment for proving designs comply with the AMBA 3 AXI protocol rules.”

The AMBA 3 AXI assertions can be downloaded from: http://www.arm.com/products/solutions/amba_3_axi_pc.html.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and AMBA are registered trademarks of ARM Limited. AXI is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Item 3

06 March 2006

ARM Announces Static Memory Controllers To Provide Flexible, Comprehensive Memory Interface

New configurable PrimeCell products empower designers with the performance and flexibility to fully optimize their designs

CAMBRIDGE, UK – March 6th, 2006 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced a new range of PrimeCell® AMBA® 3 AXI™ static memory controllers to support a comprehensive array of new and emerging memory devices including NAND Flash, NOR Flash, SRAM and the high-performance Pseudo SRAM (CellularRAM™) devices.

The PrimeCell AXI Static Memory Controllers provide system designers with a single IP solution for systems using CellularRAM and Flash memory. Combined with the existing PrimeCell AXI Dynamic Memory Controller supporting DDR and Mobile-DDR, and with DDR2 support under development, ARM is now able to provide a complete, high-performance memory controller solution for a wide range of applications.

The PrimeCell AXI Static Memory Controller is configurable, removing the need to compromise the system characteristics whilst retaining the low cost of ownership and low risk of pre-verified PrimeCells. To complement the product, a high performance simulation model is also available. This model enables designers to analyze their system’s performance with AMBA Designer and obtain the information required to select an optimal configuration.

“The extensive range of supported memory types, combined with ARM’s AMBA AXI expertise and ability to deliver configurable IP, makes the PrimeCell AXI Static Memory Controller the perfect fit for the TTPCom CBEmacro dual mode modem design,” said David McTernan, Product Marketing Director at TTPCom. “CBEmacro enables extremely compact and performance optimized EDGE/WCDMA or EDGE/HSDPA baseband silicon. System integration of a modem with a multimedia applications processor is eased by the use of the latest AMBA 3 AXI™ high-performance system components to effectively share the memory interface between modem and application functionality.”

In addition to the new AMBA 3 AXI memory controllers, ARM’s support for new and emerging memory devices is also extended to AMBA 2 AHB system designers through the release of a new series of AHB memory controller products, pre-configured to support a range of typical product requirements.

“By working with the number one provider of CellularRAM memory, ARM combines Micron’s expertise in memory design and technology with their system knowledge and configurable PrimeCells to ensure efficient and effective memory controllers,” said Rene Hartner, Micron Technology’s Director of Mobile DRAM Marketing. “The availability of ARM’s PrimeCell Static Memory Controllers enables chip designers to fully exploit the benefits of Micron’s low power CellularRAM product family.”

“Integrating third party IP such as ARM’s configurable PrimeCell memory controllers into our ASIC offerings allows us to provide our customers with a broad choice of IP solutions to meet their design requirements,” said John Jansen, Director of Platform Design, Agere Systems.

“The configurability of the PrimeCell AXI Static Memory Controllers, in conjunction with the powerful AMBA Designer system design tool, allows engineers to select the optimal performance and size for each design,” said Jonathan Morris, Fabric IP Business Unit Manager, ARM. “These new products enable accelerated time-to-market, and provide SoC designers with a flexible and efficient external memory interface for their products.”

The AMBA 3 AXI Static Memory Controllers extends the Fabric IP that unleashes the performance of ARM processors such as MPCore, ARM1176 and Cortex-A8. The system architecture of the SoC can be explored and optimized using AMBA Designer and SoC Designer.

Availability
The ARM PrimeCell AXI Static Memory Controller series is available for license today. The ARM PrimeCell AHB Memory Controller series is also available for immediate licensing.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, PrimeCell and AMBA are registered trademarks of ARM Limited. AXI and AHB are trademarks of ARM Limited. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. All other trademarks are the property of their respective owners.

Contact Details:

ARM PRESS OFFICE: +44 208 864 0700

Haran Ramachandran	Michelle Spencer
Text 100	ARM
+44 208 864 0727	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Item 4

22 March 2006

Renesas Technology Adopts ARM ESL Design Tools to Achieve Significant Time-to-Market Reduction

ARM RealView SoC Designer with MaxSim technology accelerates complex system prototyping, reducing design time

CAMBRIDGE, UK – Mar. 22, 2006 –ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Renesas Technology, a designer and manufacturer of highly-integrated semiconductor system solutions for automotive, mobile and PC/AV markets, is the latest ARM® Partner to license the ARM RealView® SoC Designer electronic system level (ESL) solution. The RealView SoC Designer, which integrates MaxSim™ technology, will enable Renesas Technology to perform rapid architectural analysis and pre-silicon software development, significantly reducing design time.

The RealView SoC Designer, part of the ARM RealView CREATE family of tools, forms the foundation for the development of advanced digital products, enabling system designers to quickly and efficiently develop next-generation architectures. These tools support unparalleled SoC prototyping, debug and profiling capabilities enabled by the open and freely licensable Transaction Level Model (TLM) interfaces, the RealView ESL APIs available from the ARM website: (http://www.arm.com/products/DevTools/ESLmodelinterfaces.html). These interfaces are helping to develop a plug-and-play IP ecosystem for ESL models and software debuggers.

“Since the electronic market landscape is shifting continually, it is important to make a prompt decision on SoC architecture which is comprised of a diverse range of IP from one's own company and third parties,” said Osamu Tada, department manager of System Level Design and Verification Technology Dept., Renesas Technology Corp. “By adding ARM RealView SoC Designer to strengthen functions and tool lineup in our system level design environment, Renesas Technology can ensure swift SoC prototyping and deliver a product that addresses our customer’s time-to-market pressures.”

Renesas Technology joins the growing list of industry-leading ARM Partners including ST Microelectronics, Infineon, Samsung and TTPCom, to license ARM’s RealView SoC Designer ESL tool. Samsung has reported savings of approximately 40 percent in design time through the use of ESL tools.

The RealView SoC Designer provides industry leading design-flow integration by being the first production ESL tool available to support the SPIRIT Consortium standards. This support enables designers to seamlessly migrate design data between the system models in RealView SoC Designer and the third party RTL environments used for hardware design implementation and verification. Furthermore, the RealView SoC Designer tool is compliant with the widely used OSCI SystemC ESL language standard, enabling further platform compatibility.

“Time is of the essence when designing complex SoCs for cutting-edge products, with our Partners continually seeking a competitive advantage, it is imperative we deliver solutions that will have an impact in the overall development process,” said Seth Bernsen, product manager, ESL, ARM. “By validating the system architecture early in the development process, the RealView SoC Designer enables ARM Partners such as Renesas Technology to meet stringent time-to-market constraints in the face of increased competition.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM and RealView are registered trademarks of ARM Limited. MaxSim is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Michelle Spencer
Text 100	ARM
+44 208 846 0727	+44 1628 427780
londonarm@text100.co.uk	Michelle.spencer@arm.com

Item 5

27 March 2006

Industry-Leading UWB Chip Providers Incorporate ARM Processor Technology

ARM technology to be used in the development of UWB technology-enabled consumer devices and network systems

CAMBRIDGE, UK– Mar. 27, 2006 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that industry-leading UWB chip and hardware companies Alereon, Focus Enhancements, Mindtree Consulting, Pulse~LINK and Staccato Communications are integrating ARM9™ family microprocessor technology in their upcoming networking and consumer device products. The comprehensive feature sets of the ARM9 family enables UWB developers to implement leading-edge systems, while delivering considerable savings in chip area, development costs and power consumption, making it the ideal solution for the high-volume, wireless technology demands of UWB design.

The industry momentum behind the licensing of ARM9 microprocessor technology for UWB development will provide a significant time-to-market advantage for the introduction of UWB chipsets and hardware. UWB, a high-speed, short-range wireless technology, is ideal for effortlessly transferring digital content between devices in different entertainment and computing groups in the home, such as digital video recorders, set-top boxes, televisions and personal computing (PC) peripherals.

“UWB industry activity has approached reality in the last year as some suppliers have begun sampling complete solutions, and standards-based specifications are being released,” said Stan Bruederle, Research vice president for Gartner Semiconductor Research. “2006 is expected to be the year we see first volume system production with accelerating growth in 2007.”

Additionally, because ARM9 family processors provide a standard programmable platform, they are the ideal solution for implementing a flexible MAC layer which can be updated to support standard changes or necessary enhancements for compliance and interoperability certification. Further, design teams must ensure their solutions are scalable with the ability to accommodate significant changes in standards and additions to functional requirements that may arise as standard and usage scenarios stabilize. The ARM9 family processors provide an easy migration path between product generations with an established ecosystem of users and third-party providers, to help ensure the seamless addition of future functionality.

“UWB is reaching a point in its development where system integrators can integrate the technology directly into their products,” said Dave Steer, director of US Segment Marketing, ARM. “The ARM9 family of processors enables integrated solutions for the commercial deployment of UWB technology-based wireless c onnectivity in consumer electronic devices such as digital displays, DVD players, set-top boxes, as well as handheld products such as PDAs and digital cameras, to be successfully designed to meet performance, quality and cost requirements – all of which are key elements to making UWB technology a reality in the consumer marketplace.”

EDITORS’ NOTES:

The following UWB chip providers companies endorse ARM technology:

“We chose the ARM968E-S™ processor for our Wireless USB device solution based on its industry leading MIPS/mW and it’s built-in single cycle memory architecture,” said Eric Broockman, CEO, Alereon, Inc. “The ARM968E-S processor has enabled us to get to market sooner and provide our customers with a flexible solution that meets their very stringent power and size requirements.”

“We chose this architecture for the integration of control and MAC functions primarily because ARM provided these features in a hard macro, ready-made for our target foundry process” said Tom Hamilton, EVP and GM of FOCUS Enhancements’ semiconductor group. “In addition, ARM provided a very high performance solution which occupied a small area and had leading power efficiency – all critical for delivering a superior UWB solution. We have been able to benefit from a broad developer base and support infrastructure, allowing us to focus our efforts on continuing innovation in wireless transmission quality without sacrificing our time-to-market goals.”

“MindTree is committed to developing intellectual property for short range wireless silicon that delivers high performance, low power and offer cost-effective solutions to our customers,” said MindTree executive VP & CTO, Vinod Deshmukh. “As wireless consumer products become more complex in design, the need for increased power efficiencies is critical. The ARM processor enables us to meet these demands and is a perfect fit for our customer’s sophisticated designs. As such, we have targeted our Bluetooth BlueWiz and upcoming WiMedia-based Ultra-Wideband UltraWiz portfolio of IPs specifically to ARM processors.”

“ARM is the world’s leading provider of embedded solutions. Their proven RealView® development tools and overall support infrastructure enabled Pulse~LINK to develop our CWave™ Gigabit Baseband/MAC IC with confidence,” said John Santhoff, Pulse~LINK founder and CTO. “Knowing we could depend on the ARM processor to reliably meet all of our processing requirements allowed us to focus on developing the fastest UWB chipset in the industry.”

“Staccato is committed to delivering the best-in-class, single-chip, all-CMOS solution for Certified Wireless USB applications. The choice of the ARM architecture for our RipcordTM solutions was driven by this commitment,” said Robert Aiello, founder and CTO, Staccato Communications. “As the leader in embedded wireless solutions, ARM processors are power efficient, providing the low-power consumption and small die size necessary for competitive wireless connectivity solutions. Equally important, in choosing ARM IP we were able to draw upon a global partner and support network to confidently meet our development timeline for the commercial deployment of our integrated UWB solution.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. ARM9 and ARM968E-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Molly Taylor	Michelle Spencer
Text 100	ARM
+1 415 593 8454	+44 1628 427780
naarm@text100.com	michelle.spencer@arm.com

Item 6

27 March 2006

ARM RealView Model Library Incorporates StarCore IP

ARM and StarCore collaborate to offer StarCore models fully interoperable with RealView SoC Designer

CAMBRIDGE, UK – March 27, 2006 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that it has collaborated with StarCore™ to create simulation models for StarCore’s SC1000 and SC2000 family of processors and associated peripherals that are fully interoperable with the ARM® RealView® SoC Designer ESL toolset. These processor and peripheral models are now offered in the RealView StarCore Model Library.

ARM offers RealView Model Libraries, which incorporate MaxLib® technology, for ARM processors and sub-system components, as well as IP models from StarCore, CEVA, LSI Logic, and MIPS. These models are used with the RealView SoC Designer for architectural exploration and system simulation to create and exercise virtual platforms. System and hardware architects use SoC Designer’s cycle accurate and on-the-fly debugging and profiling capabilities to quickly and accurately pinpoint the optimum architecture, especially of heterogeneous multi-core designs.

ARM and StarCore utilized the RealView ESL API transaction-level model interfaces to ensure the StarCore models achieved the highest level of interoperability with the RealView tools. The RealView ESL APIs are the industry’s first comprehensive and openly-available family of IP model interfaces for plug-and-play SystemC simulation that includes advanced model debug and profiling features.

“The integration of the StarCore models into ARM’s RealView ESL development environment provides silicon designers with a seamless solution for StarCore system development,” said Alex Bedarida, general manager, StarCore. “Having the SC1000 and SC2000 processor and sub-system family models available for use with SoC Designer gives our customers a significant competitive advantage, both in product quality and time to market.”

“As customer design efforts focus more on systems combining IP from multiple vendors, ARM will continue to deliver best-in-class ESL design tools that make those designs commercially viable,” said Bryn Parry, general manager, Development Systems, ARM. “This collaboration with StarCore demonstrates ARM’s commitment to providing the best ARM and StarCore technologies to our customers.”

Availability
The simulation models for StarCore’s SC1000 and SC2000 family of processor cores and associated peripherals will be available in ARM’s RealView Model Library during Q3 2006. Evaluation copies are available now from ARM.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Jill Warner	Lauren Sarno
Text 100	ARM
+1 415 593 8414	+1 (650) 208-0403
naarm@text100.com	lauren.sarno@arm.com

Item 7

27 March 2006

ARM RealView Microcontroller Development Kit Supports New Luminary Micro Stellaris Family Of Microcontrollers

Tools provide an optimal migration to high-performance, low-cost 32-bit applications

CAMBRIDGE, UK – March 27, 2006 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that its RealView® Microcontroller Development Kit provides full support for the new Luminary Micro Stellaris™ family of microcontrollers (see “Luminary Micro Announces 32-bit Microcontrollers for $1.00 – First to Launch Products Based on ARM Cortex-M3 Microcontroller Core”, March 27, 2006). The Luminary Micro Stellaris family is the first family of microcontrollers to be based on the ARM® Cortex™-M3 32-bit processor, which is optimized for cost-sensitive applications.

The RealView Microcontroller Development Kit, launched in January, integrates the ARM RealView Compilation Tools with the Keil® µVision3 development environment. The RealView compilation tools enable Stellaris users to easily achieve higher performance and code density, which in turn enables them to reduce system cost.

The RealView Microcontroller Development Kit offers an extensive range of features and benefits specifically tailored for microcontroller users, including complete device simulation and software trace, and features the easy-to-use µVision interface familiar to users of the Keil tools for 8051- and 166-based standard products. This makes the Stellaris family of microcontrollers optimal for customers planning to migrate from 8- and 16-bit applications to 32-bit applications.

The ARM / Luminary collaboration on Stellaris represents an end-to-end engagement. Luminary selected the Cortex-M3 processor as the basis for the microcontroller, then used the ARM RealView Development Suite and RealView ICE solution to develop and validate the design. Then lead Luminary customers used the RealView tools to evaluate the microcontroller; these customers can now use the RealView Microcontroller Development Kit to develop optimized applications.

"For Luminary's customers, our partnership with ARM provides two major benefits," said Luminary Founder and Chief Marketing Officer Jean Anne Booth. "Customers can take advantage of the performance and features of the Cortex-M3 32-bit microcontroller at an excellent build cost, and the RealView Microcontroller Development Kit gives our customers a tightly coupled application development environment."

"ARM’s partnership with Luminary demonstrates how use of a leading-edge toolchain creates value for ARM Partners and their customers," said Brian McAllister, director of marketing, Development Systems, ARM. "It also highlights the value of our Cortex-M3 processor. The low power, low cost ARM processor architecture has for some years been the processor of choice for embedded microcontroller applications. The Cortex-M3 processor is the smallest, lowest-power ARM processor but achieves outstanding performance for cost-sensitive applications."

Availability
The ARM RealView Microcontroller Development Kit is available now via Keil and ARM distribution channels. An evaluation version of the RealView Microcontroller Development Kit can be downloaded from https://www.keil.com/demo/eval/arm.htm

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM, RealView and Keil are registered trademarks of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Lauren Sarno
Text 100	ARM
+1 415 593 8457	+1(650) 208-0403
naarm@text100.com	lauren.sarno@arm.com